BD

SECU[illegible] COMMISSION 36

02018268 49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52430

MAR 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 14, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 W. Long Lake Road
(No. and Street)

Troy	MI	48098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James S. Currier (248) 952-5858
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name — *if individual, state last, first, middle name*)

30435 Groesbeck Hwy.	Roseville	MI	48066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/19

OATH OR AFFIRMATION

I, James S. Currier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BRANISLAV D. MILOSEVIC
Notary Public, Macomb County, MI
My Commission Expires 08/06/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

WILLIAM I. MINOLETTI & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
MyStockFund Securities, Inc.

We have audited the accompanying balance sheet of MyStockFund Securities, Inc. as of December 31, 2001 and the related statements of stockholder's equity, income and cash flows for the period January 14, 2000 (Inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period January 14, 2000 (Inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 27, 2002

MYSTOCKFUND SECURITIES, INC.
BALANCE SHEET
December 31, 2001

ASSETS

Cash	$ 2,560
Securities owned at market value:	
Money market funds	7,609
Accounts receivable:	
Clearing organization	22,585
Deposit - clearing organization	60,000
Prepaid expenses	13,565
	$106,319

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable:	
Federal income taxes payable	$ 665
Other	880
Total liabilities	1,545
Stockholder's equity:	
Common stock, $0.001 par value; 1,000,000 shares authorized; 1,000,000 shares issued	1,000
Paid in capital	100,000
Retained earnings	3,774
Total stockholder's equity	$104,774
	$106,319

See accompanying notes.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the period January 14, 2000 (Inception) to December 31, 2001

	Common Stock	Paid in Capital	Retained earnings	Stockholder's equity
Contribution of capital from Parent Company for 1,000,000 shares of common stock	$1,000	$100,000	$ -	$101,000
Net income for the period January 14, 2000(Inception) to December 31, 2001	-	-	3,774	3,774
Balance, December 31, 2001	$1,000	$100,000	$3,774	$104,774

See accompanying notes.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF INCOME
For the period January 14, 2000 (Inception) to December 31, 2001

	Amount
Income:	
Commissions and fees	$38,992
Interest	5,634
Total income	44,626
Clearing charges	16,407
Gross profit from operations	28,219
Selling, general and administrative expenses	23,780
Income before provision for taxes	4,439
Provision for taxes:	
Federal income taxes (Note 2)	665
Total provision for taxes	665
Net income	$3,774

See accompanying notes.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the period January 14, 2000 (Inception) to December 31, 2001

	Amount
Increase (decrease) in cash:	
Cash flows from operating activities:	
Commissions and fees received	$ 16,407
Interest income	5,634
Clearing charges	(16,407)
Selling, general and administrative expenses paid	(36,465)
Deposit, clearing organization	(60,000)
Net cash (used in) operating activities	(90,831)
Cash flows from financing activities:	
Capital received from Parent Company	101,000
Net cash provided by financing activities	101,000
Net increase in cash and cash equivalents	10,169
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 10,169

See accompanying notes.

MYSTOCKFUND SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the period January 14, 2000 (Inception) to December 31, 2001
(continued)

	Amount
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 3,774
Adjustments to reconcile net income to net cash (used in) operating activities:	
(Increase) decrease in:	
Accounts receivable - clearing organization	(22,585)
Prepaid expenses	(13,565)
Deposit, clearing organization	(60,000)
Increase (decrease) in:	
Federal income taxes payable	665
Accounts payable - other	880
Total adjustments	(94,605)
Net cash (used in) operating activities	$(90,831)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the company considers securities owned as cash equivalents.

See accompanying notes.

1. Organization

MyStockFund Securities, Inc., a securities broker-dealer, providing on-line internet investment services to its clients, is a wholly owned subsidiary of OnLine Investments, Inc., (the Parent Company). The Company was incorporated in the State of Delaware, January 14, 2000 and registered as a broker-dealer with the National Association of Securities Dealers in September, 2000. See Note 4 for related transactions with the Parent Company.

2. Summary of significant accounting policies

Securities transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal income taxes

The Company and its Parent file separate income tax returns.

Federal income taxes for the period January 14, 2000 (Inception) to December 31, 2001 amounted to $665.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2001, the Company's net capital was $82,151 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.02 to 1.

4. Transactions with Parent Company

The Company and its Parent, OnLine Investments, Inc. operate under a management agreement whereby the Parent will pay all or a portion of the expenses of MyStockFund Securities, Inc. including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. The Parent Company will charge the Company a management fee equal to 50% of the net income of the Company (before taxes), computed quarterly, to cover these expenses and services. The minimum payment per the agreement is $1,000 per quarter. MyStockFund Securities, Inc. will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts. Any such payments may be deducted by the Company from the management fees due to the Parent Company.

As of December 31, 2001, all management fees have been waived.

During the period January 14, 2000 (Inception) to December 31, 2001, the Parent Company contributed to MyStockFund Securities, Inc. capital in the amount of $101,000 ($1,000 for the purchase of 1,000,000 shares of $.001 par value common stock and $100,000 of paid in capital).

As of December 31, 2001, the Company and its Parent were in the process of finalizing the acquisition of the accounts of another securities broker/dealer. The consideration to be paid for the acquisition of these accounts is the obligation of the Parent Company.

MYSTOCKFUND SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

1.	Total ownership equity	$104,774
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	104,774
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	104,774
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	22,471
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	82,303
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
	C. Trading and investment securities: Stocks: Haircut necessary to carry firm owned securities	152
10.	Net capital	$82,151
11.	Minimum net capital requirement (6 2/3% of line 19)	$ 103
12.	Minimum dollar net capital requirement of reporting broker or dealer	50,000
13.	Net capital requirement (greater of line 11 or 12)	50,000
14.	Excess net capital (line 10, less 13)	$32,151

MYSTOCKFUND SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$ 1,545
19. Total aggregate indebtedness	$ 1,545
20. Percentage of aggregate indebtedness to net capital	1.88%

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

Differences between this computation of net capital and the corresponding computation prepared by MYSTOCKFUND SECURITIES, INC. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$32,151
Differences due to:	
Decrease in haircut on securities owned	(1,200)
Adjustment to federal income taxes payable	664
Excess per the Company's Part IIA, FOCUS Report	$31,615

MYSTOCKFUND SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2001

MyStockFund Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(B), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."

MYSTOCKFUND SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD JANUARY 14, 2000 (INCEPTION) TO DECEMBER 31, 2001

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

MYSTOCKFUND SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

Board of Directors and Stockholder
MyStockFund Securities, Inc.

In planning and performing our audit of the financial statements of MyStockFund Securities, Inc. for the period January 14, 2000 (Inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Board of Directors and Stockholder
MyStockFund Securities, Inc.
Page three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William D. Winslett & Co. P.C.

February 27, 2002

MYSTOCKFUND SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

Board of Directors and Stockholder
MyStockFund Securities, Inc.

In planning and performing our audit of the financial statements of MyStockFund Securities, Inc. for the period January 14, 2000 (Inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Board of Directors and Stockholder
MyStockFund Securities, Inc.
Page three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Winslett & Co. P.C.

February 27, 2002